

BREW A BETTER STARBUCKS

Vote "FOR" ALL the SOC's Nominees on the BLUE or WHITE Proxy Card

Vote Today to Help Brew a Better Starbucks

The Strategic Organizing Center believes Board change is needed now to protect the best interests of shareholders, employees and customers

The SOC's three director nominees have expertise that is lacking on the current Board and skillsets that are needed urgently to help address the Company's broken approach to labor issues, rehabilitate its brand and maximize shareholder value

*You can be part of ensuring Starbucks returns to the right path for the future by using the **BLUE** proxy card – or the Company's **WHITE** card – to vote "**FOR**" Maria Echaveste, Joshua Gotbaum and Wilma Liebman today*

Visit www.BrewABetterStarbucks.com for help voting and to review the SOC's investor presentation

Starbucks is an iconic company. For years, it was known not only for great coffee and service, but also for bringing an enlightened approach to how it treated its workers. Sadly, Starbucks has lost its way.

As a shareholder of Starbucks and as an ally to Starbucks employees – many of whom are also shareholders through the Company's share ownership program – the Strategic Organizing Center (the "SOC") is seeking to bring urgently needed change to Starbucks' boardroom. This is why we have nominated three director candidates (the "SOC Nominees") to the Company's Board of Directors (the "Board"). If elected, the SOC's nominees would **work collaboratively with the rest of the Board to help improve oversight and safeguard the best interests of Starbucks shareholders**.

Starbucks has lost its way

- Starbucks' flawed human capital management strategy is the **most critical issue facing the Company today**
- Starbucks' response to its employees' unionization campaign has been aggressive opposition, in many cases by violating U.S. labor law. The resulting constant media, policymaker and regulatory scrutiny has significantly damaged the value of the brand and employees' interest in unionizing has grown
- The problem is getting worse, not better – the number of **labor-related complaints/cases has reached unmanageable levels and consumer opinion of the Company has dropped sharply**

2,482 allegations of violating federal labor law	**66%** of Starbucks customers are less likely to visit Starbucks if the Company broke federal labor laws*	**52%** of shareholders supported independent assessment of workers' rights practices**	**~82%** of stores in U.S. have voted to unionize when offered the choice

* Custom Nielsen Study, commissioned and paid for by SOC on January 5, 2024. The survey was conducted online from January 12th to 18th of 2024, included 2,002 respondents from all fifty U.S. states and Washington, D.C.
** Starbucks 8-K filing (linked here).

Visit www.BrewABetterStarbucks.com to Learn How to Vote "FOR" ALL of the SOC Nominees



The Board's failed oversight has hurt your investment

- The Board has tolerated an unacceptable level of reputational risk, endorsed a counterproductive approach to labor issues and permitted a flawed allocation of resources – **all of which negatively impact shareholder value**
- Since Starbucks began mishandling the unionization issue in December 2021, **Total Shareholder Return ("TSR")** has significantly underperformed peers, margins have shrunk, there are fewer employees per store and workers are more disengaged
- Over the same time period Starbucks has lost its valuation at a premium to the median of its peers, and is now **trading at a discount**



Total Shareholder Return

12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
(2.0)%
(4.0)%
(6.0)%
(8.0)%
(6.0)%
SBUX
Peer Median
10.6%
Benchmark Index (S&P 500 Restaurant)
5.2%

Source: Bloomberg
TSR evaluated from Dec. 9, 2021, to Nov. 21, 2023
Peer cohort comprises CMG, DRI, MCD, QSR and YUM

The SOC nominees address a critical blind spot in Starbucks' boardroom

- We believe the SOC's three director candidates have relevant expertise that **the present Board lacks**, including:
  - ✓ Experience managing unionized businesses
  - ✓ Experience working successfully with – and integrating – unions
  - ✓ Experience in key areas of labor law and policy while working constructively with regulators
- The nominees bring **diverse leadership experience** from within the business, government and non-profit sectors
- **Shareholders need the SOC's nominees in the boardroom, urgently**:

Visit www.BrewABetterStarbucks.com to Learn How to Vote "FOR" ALL of the SOC Nominees

2



BREW A BETTER STARBUCKS

Vote "FOR" ALL the SOC's Nominees on the BLUE or WHITE Proxy Card



Maria Echaveste

- ✓ Public company board experience
- ✓ Senior Labor Department official
- ✓ Gov't leadership and international relations experience



Hon. Joshua Gotbaum

- ✓ Senior management experience at companies with a large, global workforce
- ✓ Public company board experience
- ✓ Negotiated both with and for unions



Hon. Wilma Liebman

- ✓ Former NLRB Chair
- ✓ Senior labor dispute mediator
- ✓ Global labor expert
- ✓ Non-profit board experience

For their full biographies, see here.

How to vote for a better Starbucks

You can support this change and be part of ensuring Starbucks returns to the right path for the future. We urge you to use the enclosed **BLUE** proxy card to vote "**FOR**" each of the SOC Nominees today. You can also vote for the SOC Nominees on the Company's **WHITE** proxy card. We strongly believe that voting for the SOC Nominees will help ensure the status quo does not continue, and that shareholder value does not suffer in the same way the Company's reputation has.

As a result of the Board's responses to the ongoing labor crisis, we are recommending shareholders "**WITHHOLD**" on the following directors: Ritch Allison (Compensation Committee chair), Andy Campion (Audit Committee chair) and Jørgen Vig Knudstorp (Nominating/Governance Committee chair).

We have chosen to oppose these individuals because each of them holds a position of leadership on the Board, as defined by chairing at least one of the Board's committees. As a result, we believe they bear primary responsibility for the complacency and lack of oversight that has led Starbucks to the current crisis it finds itself in.

SOC's BLUE CARD

The SOC recommends you vote "FOR" all of the SOC Nominees.

THE SOC NOMINEES	FOR	WITHHOLD
Maria Echaveste	✓	☐
Joshua Gotbaum	✓	☐
Wilma B. Liebman	✓	☐

The SOC makes no recommendation on the Unopposed Company Nominees.

UNOPPOSED COMPANY NOMINEES	FOR	WITHHOLD
Beth Ford	☐	☐
Mellody Hobson	☐	☐
Neal Mohan	☐	☐
Satya Nadella	☐	☐
Laxman Narasimhan	☐	☐
Daniel Servitje	☐	☐
Mike Sievert	☐	☐
Wei Zhang	☐	☐

The SOC recommends you "WITHHOLD" on all the Opposed Company Nominees.

OPPOSED COMPANY NOMINEES	FOR	WITHHOLD
Ritch Allison	☐	✗
Andy Campion	☐	✗
Jørgen Vig Knudstorp	☐	✗

STARBUCKS' WHITE CARD

The Board of Directors recommends you vote "FOR" ONLY each of the following 11 Starbucks nominees:

	FOR	WITHHOLD
Ritch Allison	☐	✗
Andy Campion	☐	✗
Beth Ford	☐	☐
Mellody Hobson	☐	☐
Jørgen Vig Knudstorp	☐	✗
Neal Mohan	☐	☐
Satya Nadella	☐	☐
Laxman Narasimhan	☐	☐
Daniel Servitje	☐	☐
Mike Sievert	☐	☐
Wei Zhang	☐	☐

SOC Group nominees OPPOSED by Starbucks:

	FOR	WITHHOLD
Maria Echaveste	✓	☐
Joshua Gotbaum	✓	☐
Wilma B. Liebman	✓	☐

Visit www.BrewABetterStarbucks.com to Learn How to Vote "FOR" ALL of the SOC Nominees



If you have any questions, or require assistance in voting your proxy card, please contact Okapi Partners at the phone numbers or email addresses listed below:



Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036

SHAREHOLDERS CALL:
(877) 285-5990 (TOLL-FREE from the U.S. and Canada) or
+1 (917) 484-4426 (from other locations)
Banks and Brokers Call: +1 (212) 297-0720
Email: info@okapipartners.com



DISCLAIMER

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this press release and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "will," "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," and similar expressions are generally intended to identify forward-looking statements. Any projected results and/or statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. Certain information included in this press release is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this press release in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. Any figures are unaudited estimates and subject to revision without notice. The SOC disclaims any obligation to update the information herein and reserve the right to change any of their opinions expressed herein at any time as they deem appropriate. Past performance is not indicative of future results.